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State Street Corp.
PO Box 5049
Boston, MA 02206-5049


May 25, 2005


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Form N-14 for Munder Series Trust on behalf of the Munder Tax-Free Short &
Intermediate Bond Fund


Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Munder Series Trust ("Trust"). This Form N-14 is being filed in connection with a proposed reorganization in which the Munder Tax-Free Short & Intermediate Bond Fund, a series of the Trust, will acquire all of the assets of the Munder Tax-Free Bond Fund, also a series of the Trust, in exchange for shares of the Munder Tax-Free Short & Intermediate Bond Fund and the assumption by the Munder Tax-Free Short & Intermediate Bond Fund of the liabilities of the Munder Tax-Free Bond Fund ("Reorganization").

The Form N-14 includes a form of opinion to be issued by Dechert LLP regarding tax matters with respect to the proposed Reorganization. Please be advised that the Trust will provide a final tax opinion as supplemental correspondence upon the closing of the Reorganization.

It is proposed that the Form N-14 become automatically effective on June 24, 2005. We anticipate that the Trust will mail the Definitive Proxy Statement/Prospectus and Notice to shareholders on or about June 29, 2005. Please call me at 617.662.3969 with any questions or comments you may have regarding the enclosed Form N-14 or if we may expedite the staff's review in any way.

Very truly yours,


/s/ Francine S. Hayes


Vice President and Counsel


cc:      A. Eisenbeis
         J. Kanter

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